EXHIBIT 99.1

Hut 8 Shareholders Now Able to Vote on Merger of Equals with US Bitcoin Corp

Votes must be received no later than 4 p.m. ET September 8, 2023

TORONTO, Aug. 23, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT), ("Hut 8" or the "Company") one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, announced today that voting on the proposed business combination with U.S. Data Mining Group, Inc. dba US Bitcoin Corp ("USBTC") is now open.

Shareholders may vote on the proposed business combination, pursuant to which Hut 8 and USBTC will combine in an all-stock merger of equals (the "Transaction"). The combined company will be named Hut 8 Corp. ("New Hut") and will be a U.S.-domiciled entity. New Hut intends to list its shares on Nasdaq and the TSX under the trading symbol "HUT" following the completion of the Transaction, subject to the approval of Nasdaq and the TSX. The Transaction is expected to establish New Hut as a large scale, publicly traded Bitcoin miner focused on economical mining, highly diversified revenue streams, and industry leading environmental, social, and governance (ESG) practices.

New Hut is expected to have:

•	7.5 EH/s of installed self-mining capacity and 253 MW of total energy at six sites with current self-mining operations
•	The 1.7 EH/s installed self-mining capacity at the King Mountain, Texas site is owned by the King Mountain Joint Venture in which USBTC has a 50% membership interest alongside a leading energy partner
•	220 MW of hosting infrastructure at King Mountain, Texas (owned by the King Mountain Joint Venture)
•	Managed infrastructure operations powered by 680 MW at Kearney, Nebraska; Granbury, Texas; and King Mountain, Texas sites
•	825 MW of total power under management

New Hut's combined balance sheet is expected to provide New Hut with greater financial stability, enhance its ability to navigate market cycles and increase its ability to expand and invest in new opportunities.

Shareholder Voting Instructions

All shareholders of record have been sent their confidential control number by mail. Any shareholders who have not received their control number should contact our proxy solicitation agents, Alliance Advisors, at 1-888-511-2641 toll free in North America or by email at Hut8@allianceadvisors.com.

Shareholders can vote in the following ways:

1.	Online at proxyvote.com using the control number sent to the shareholder address on file
2.	By telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French)
3.	By mail by returning the voting instruction form that has been sent to the shareholder address on file

Shareholder Questions and Assistance

If you have any questions or require more information with respect to the procedures for voting, please contact our proxy solicitation agents, Alliance Advisors at 1-888-511-2641 toll free in North America or by email at Hut8@allianceadvisors.com.

The completion of the Transaction is subject to certain conditions, including the receipt of the requisite approval from the shareholders of the Company and the stockholders of USBTC, the final order of the Supreme Court of British Columbia at an application which is scheduled for September 15, 2023, and other closing conditions customary in transactions of this nature. If all necessary approvals are obtained and the conditions to the completion of the Transaction are satisfied or waived, it is currently anticipated that the Transaction will be completed by September 30, 2023.

About Hut 8

Through innovation, imagination, and passion, Hut 8's seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8's infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally. Follow us on X (formerly known as Twitter) at @Hut8Mining.

Cautionary Note Regarding Forward-Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to the expected outcomes of the Transaction, including the combined company's assets and financial position; the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions, among others.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

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SOURCE Hut 8 Mining Corp

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%CIK: 0001731805

For further information: Hut 8 Investor Relations: Sue Ennis, sue@hut8.io; Hut 8 Media Relations: Erin Dermer, erin.dermer@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 23-AUG-23